Worksport Ltd.

55 Beaver Creek Road #40

Richmond Hill, Ontario, Canada L4B 1E5

October 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Eranga Dias

Re:	Worksport Ltd. Request for Acceleration
Registration Statement on Form S-3
File No. 333-267696

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Worksport Ltd., a Nevada corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-267696) (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, October 13, 2022, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Ross Carmel at (646) 838-1310.

If you have any questions regarding this request, please contact Ross Carmel of Carmel, Milazzo & Feil LLP at (646) 838-1310.

Very truly yours,

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	Chief Executive Officer and President

cc:	Ross Carmel, Carmel, Milazzo & Feil LLP